SEC Mail Processing Section

FEB 25 2009

Washington, DC 103

09056631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREAT AMERICAN INVESTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6025 Metcalf Lane
(No. and Street)

Overland Park (City) Kansas (State) 66202 (Zip Code)

SEC Mail Processing Section FEB 25 2009 Washington, DC 103

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Richards 913- 384-1800
(Area Code - Telephone Number)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Higdon & Hale, CPA's, P.C.
(Name - *if individual, state last, first, middle name*)

6310 Lamar Avenue, Suite 110 (Address) Overland Park (City) Kansas (State) 66202 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section FEB 2009 Washington, DC 103

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. (See Section 240.17A-5(3)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David K. Richards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great American Investors, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

LINDA K. JONES
Notary Public
State of Kansas
My Commission Expires 9-18-2011

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-e.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control Required by Sec Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H&H

HIGDON & HALE

CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
and Shareholders of
Great American Investors, Inc.

We have audited the accompanying statement of financial condition of **Great American Investors, Inc.** as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Great American Investors, Inc.** as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Higdon & Hale

Higdon & Hale
Certified Public Accountants
February 9, 2009

EXHIBIT A

GREAT AMERICAN INVESTORS, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

CURRENT ASSETS				
Cash and cash equivalents				
Cash in bank	$	142,417		
Temporary cash investments		105,164	$	247,581
Commissions receivable				3,519
Other receivables				1,617
Clearing deposits				20,515
Prepaid expenses				1,750
Total current assets				274,982
DEPRECIABLE ASSETS				
Office equipment				16,534
Accumulated depreciation				(16,534)
Net depreciable assets				-
OTHER ASSETS				
Investments				236,192
TOTAL ASSETS			$	511,174

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES				
Accounts payable			$	740
Accrued payroll taxes and benefits				702
Commissions payable				38,240
Margin account				86,666
Total current liabilities				126,349
STOCKHOLDERS' EQUITY				
Common stock - 5000 shares @ $5.00 par value				25,000
Retained earnings	$	387,296		
Accumulated other comprehensive income (loss):				
Unrealized gain on securities		(27,471)		359,825
Total stockholders' equity				384,825
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	511,174

The accompanying notes are an integral part of these financial statements

EXHIBIT B

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES		
Commissions		$ 1,252,214
Interest & dividends		5,384
Realized gain (loss) on investments		(6,722)
Miscellaneous		46,388
Total revenues		1,297,264
DIRECT COSTS OF REVENUES		
Commissions	$ 890,402	
Clearing expenses	68,741	
Other charges	1,308	960,451
GROSS MARGIN		336,814
EXPENSES		
Salaries - Officer	96,000	
Salaries - Other	83,275	
Payroll taxes and employee benefits	17,948	
Depreciation	-	
Dues and subscriptions	3,423	
Licenses and fees	8,814	
Interest	2,163	
Insurance	2,319	
Office	1,975	
Postage	3,139	
Professional services	5,742	
Rent	22,800	
Telephone and utilities	6,649	
Travel	378	
Miscellaneous	10,577	
Total expenses		265,202
INCOME BEFORE INCOME TAXES		71,611
PROVISION FOR INCOME TAXES		-
NET INCOME		$ 71,611

The accompanying notes are an integral part of these financial statements

EXHIBIT C

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
BALANCE, BEGINNING OF YEAR	$ 25,000	$ 363,513	$ 36,648
Additions	-	-	-
Distributions	-	(47,828)	-
COMPREHENSIVE INCOME			
Net income (loss)	-	71,611	
OTHER COMPREHENSIVE INCOME			
Unrealized gain (loss) on investments	-	-	(64,119)
BALANCE, END OF YEAR	$ 25,000	$ 387,296	$ (27,471)

The accompanying notes are an integral part of these financial statements

EXHIBIT D

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	71,611
Depreciation		-
Loss on sale of investments		6,722
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in receivables		32,546
(Increase) decrease clearing deposits		81
(Increase) decrease in prepaid expenses		-
Increase (decrease) in accounts payable		(86)
Increase (decrease) in commissions payable		(13,575)
Increase (decrease) in margin account		36,675
Increase (decrease) in payroll liabilities		(62)
Net cash provided by operating activities		133,912
CASH USED BY INVESTING ACTIVITIES:		
Investment purchases		(208,690)
Proceeds from sale of investments		82,972
Net cash used by investing activities		(125,718)
CASH USED IN FINANCING ACTIVITIES:		
Shareholder distributions		(37,228)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(29,034)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		276,615
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	247,581

The accompanying notes are an integral part of these financial statements

GREAT AMERICAN INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

A. Nature of the Business

The Company was incorporated on April 5, 1991. The Company operates as a fully disclosed broker/dealer in Overland Park, Kansas. All customer cash balances and securities are carried by a clearing broker.

B. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2008 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

C. Statement of Cash Flows

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2008, the Company had cash equivalents of $105,164.

Cash Paid - Interest and Taxes - The amounts of cash paid for interest and taxes for the year ended December 31, 2008 are as follows:

Interest	$	2,163
Income taxes	$	--

D. Depreciable Assets

Depreciable assets are recorded at cost and depreciated over the estimated useful lives of the respective assets.

Maintenance and repairs are changed to operations when incurred. Betterments and renewals are capitalized. All assets were fully depreciated as of December 31, 2007 and accordingly there was no depreciation for the year ended December 31, 2008.

E. Comprehensive Income Reporting

The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income", which requires comprehensive income and its components to be reported when a company has items of other comprehensive income. Comprehensive income includes net income plus other comprehensive income (i.e., certain revenues, expenses, gains and losses reported as separate components of stockholder's equity rather than in net income).

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2008, the Company had aggregate indebtedness of $126,349 and net capital of $304,820, which resulted in a ratio of .41 to 1 and a ratio requirement of less than its minimum requirement of $8,423. Therefore, at December 31, 2008, based on its minimum requirement, the Company had excess net capital of $296,397.

NOTE 5 INVESTMENTS

In accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (FAS 115), marketable securities are recorded at fair market value if they have a readily determinable fair value. The corresponding unrealized gain or loss in the fair market value in relation to cost is accounted for as a separate item in the stockholders' equity section of the balance sheet. Realized gains or losses on disposition and declines in value judged to be other than temporary will be included in income in the period the applicable loss occurs.

For their services in connection with the private placement of shares of convertible preferred stock and warrants, the Company received 8.2225 shares of Series A preferred stock at a stated value of $5,000 ($41,125) and 5,167 warrants to purchase an equal number of shares of common stock at an exercise price of $6.40 per share which will expire three years from the date of issuance. Under certain conditions, warrants to purchase up to 750 additional shares of the Company's common stock per unit may be issued. The preferred stock is redeemable by the issuer at any time and the holders are initially entitled to dividends at the rate of 8% per annum, subject to increase. Commencing four years after issuance, at the option of the holder, the preferred stock is convertible into shares of common stock at a conversion price of no less than $6.59.

Investments at December 31, 2008 include marketable securities with a cost basis of $263,663 and a fair market value of $236,193, resulting in an unrealized loss of $27,471.

NOTE 6 INCOME TAXES

The Company has elected to be taxed as a Sub-Chapter S Corporation; therefore, no income tax liability is reflected on the Balance Sheet.

NOTE 7 LEASE COMMITMENT

The Company leases its office space in Mission, Kansas for a term of three years, beginning October 2007. The annual rent is $22,800. Minimum rental commitments are as follows:

December 31, 2009	$22,800
December 31, 2010	17,100

See independent auditor's report

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Great American Investors, Inc. — **as of: December 31, 2008**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition				$	384,825	3480
2.	Deduct Ownership equity not allowable for Net Capital					-	3490
3.	Total ownership equity qualified for Net Capital					384,825	3500
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					—	3520
	B. Other (deductions) or allowable credits (List)					—	3525
5.	Total capital and allowable subordinated liabilities				$	384,825	3530
6.	Deductions and/or charges:						
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	44,479	3540			
	B. Secured demand note delinquency			3590			
	C. Commodity futures contracts and spot commodities -- proprietary capital charges		-	3600			
	D. Other deductions and/or charges		-	3610		44,479	3620
7.	Other additions and/or allowable credits (List)					-	3630
8.	Net capital before haircuts on securities positions				$	340,346	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):						
	A. contractual securities commitments	$	-	3660			
	B. Subordinated securities borrowings			3670			
	C. Trading and investment securities:						
	1. Exempted securities			3735			
	2. Debt securities		-	3733			
	3. Options			3730			
	4. Other securities		2,103	3734			
	D. Undue Concentration		4,161	3650			
	E. Other (List)						
	GAI Stocks — 3636A		19,996	3736B			
	NASDAQ — 3736C		9,266	3736D			
	3736E		-	3736F			
			29,262	3736		35,526	3740
10.	Net Capital				$	304,820	3750

OMIT PENNIES

NOTE: There were no differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing.

See independent auditor's report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Great American investors, Inc.

as of December 31, 2008

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 18)			8,423	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			5,000	3758
13. Net capital requirement (greater of line 11 or 12)			8,423	3760
14. Excess net capital (line 10 less 13)			296,397	3770
15. Excess net capital at 1000% (line 10 less 10% of line 18)			292,185	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			126,349	3790
17. Add:				
A. Drafts for immediate credit	-	3800		
B. Market value of securities borrowed for which no equivalent value is paid credited		3810		
C. Other unrecorded amounts (List)		3820	-	3830
18. Total aggregate indebtedness			126,349	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		%	41%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d)		%	-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	-	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
23. Net capital requirement (greater of line 21 or 22)		3760
24. Excess capital (line 10 less 23)		3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditor's report

SCHEDULE II

GREAT AMERICAN INVESTORS, INC.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

The Company is exempt from the reserve requirement provisions of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year, which it covers.

See independent auditor's report.

SCHEDULE III

GREAT AMERICAN INVESTORS, INC.

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year, which it covers.

See independent auditor's report.

H&H

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
and Shareholders of
Great American Investors, Inc.

In planning and performing our audit of the financial statements of **Great American Investors, Inc.** for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Higdon & Hale
Certified Public Accountants
February 9, 2009

GREAT AMERICAN INVESTORS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2008

CONTENTS